Exhibit 4.1

CO-DEVELOPMENT and STEERING COMMITTEE AGREEMENT

This Co-development and Steering Committee Agreement (the "Agreement") is made and entered into for good and valuable consideration by VyGen-Bio, Inc. ("VyGen-Bio") and Coeptis Therapeutics, Inc. (together with its subsidiary Coeptis Pharmaceuticals, Inc."Coeptis") (collectively VyGen-Bio and Coeptis are referred to as the "Parties") as of this 20th day of December 2021 (the "Effective Date").

Whereas, on April 26, 2021, VyGen-Bio and Coeptis entered into an Option To Purchase Agreement CD38-GEAR-NK(Auto) (the "GEAR CD38 Option To Purchase Agreement") pursuant to which the Parties agreed that Coeptis could purchase a 50% co-development right (as defined therein) in a Co-development Asset (as defined therein) and to appoint 50% of the members to the Steering Committee (as defined therein);

Whereas, on August 15, 2021, VyGen-Bio and Coeptis entered into Amendment #1 to the GEAR CD38 Option to Purchase Agreement (the "GEAR CD38 Amendment #1 Agreement) which amended the method for paying the purchase price due under the GEAR CD38 Option To Purchase Agreement to consist of $700,000.00 in cash, which was paid to VyGen-Bio, and $2,300,000.00 by promissory note due on December 31, 2021 (the "GEAR CD38 Promissory Note") and provides that default in the GEAR CD38 Promissory Note would result in the automatic reduction of the Co-development Rights granted under the GEAR CD38 Option To Purchase Agreement from 50% automatically adjusted downward to 20%;

Whereas, on April 26, 2021, VyGen-Bio and Coeptis entered into a Option To Purchase Agreement regarding CD38-SNP-DIAG (the "CD38-SNP-DIAG Option To Purchase Agreement") pursuant to which the parties agreed that Coeptis could purchase a 50% co-development right (as defined therein) in a Co-development Asset (as defined therein) and to appoint 50% of the members to the Steering Committee (as defined therein);

Whereas, on August 15, 2021, VyGen-Bio and Coeptis entered into Amendment #1 to the CD38-SNP-DIAG Option to Purchase Agreement (the "CD38SNP-DIAG Amendment #1 Agreement) which amended the method for paying the purchase price due under the CD38-SNP-DIAG Option To Purchase Agreement to consist of $300,000.00 in cash, which was paid to VyGen-Bio, and $950,000.00 by promissory note due on December 31, 2021 (the "CD38-SNP-DIAG Promissory Note" and provides that default in the CD38-SNP-DIAG Promissory Note would result in the automatic reduction of the Co-development Rights granted under the CD38-SNPDIAG Option To Purchase Agreement from 50% automatically adjusted downward to 20%;

Whereas, as a result of GEAR CD38 Amendment #1 Agreement CD38-SNPDIAG Amendment #1 Agreement and the payments made by Coeptis prior to the date hereof, Coeptis has acquired an ongoing 50% ownership in both the CD38-GEARNK(Auto) CD38-SNP-DIAG assets (each of which are subject to a contingent automatic downward adjustment to 20% as provided in Paragraph 2 hereof);

Whereas, by December 20, 2021 Coeptis paid all amounts due ($950,000 in principal plus accrued interest) under the CD38-SNP-DIAG Promissory Note in full thus satisfying the CD38-SNP-DIAG Promissory Note and vesting in Coeptis the full 50% Co-development Rights in the CD38-SNP-DIAG Co-development Asset;

Whereas, on December 15, 2021 Coeptis entered into Amendment #1 to the GEAR CD38-NK(Auto) Promissory Note providing for: (i) Coeptis to pay $550,000 as a partial payment of the GEAR CD38-NK(AUTO) Promissory Note; (ii) confirming that the remaining outstanding balance of the GEAR CD38-NK(AUTO) Promissory Note following such partial payment the remaining balance ($1,750,000 plus accrued interest from the outset of the note) is due and payable in full on March 31, 2022 and (iii) in the event of default of the GEAR-CD38-NK(AUTO) Promissory Note, the Coeptis Co-development Rights in the GEAR-CD38NK(AUTO) Asset will automatically be reduced to 25% (instead of 20%);

1

Whereas, the Parties desire to enter into this Agreement to (i) formalize the co-development relationship between the parties with respect to the CD38-GEARNK(Auto) CD38-SNP-DIAG assets and (ii) establish the Steering Committee for the CD38-GEAR-NK(Auto) CD38-SNP-DIAG assets;

Whereas, the Parties agree as follows:

1.                Co-development Assets. VyGen-Bio hereby grants Coeptis Co-development Rights (for all purposes defined herein) in two assets as defined below: CD38-GEARNK(Auto) and CD38-SNP-DIAG (collectively referred to as the "Co-development Assets".

(a)	CD38-GEAR-NKC (Auto). Coeptis is hereby granted the Co-Development Right (as hereinafter defined in Paragraph 2 below) in the "CD38-GEAR-NK(Auto) Co-development Asset". The CD38-GEAR-NK(Auto) Co-development Asset is based on the GEAR Technology Platform exclusively owned by VyGen-Bio (the "GEAR Technology Platform"). The CD38-GEAR-NK(Auto) Co-development Asset is a product candidate being developed using the GEAR Technology Platform to potentially protect CD38+ NK cells from destruction by anti-CD38 mAbs. The CD38GEAR-NK(Auto) Co-development Asset is limited to products based on the GEAR Technology Platform that: (i) target the CD38 receptor and the CD38-GEAR-NK(Auto) Co-development Asset expressly does not include any product targeting any receptor other than CD38; (ii) are based upon the specific patient's own cells (i.e., limited to autologous products) and the CD38-GEAR-NK(Auto) Co-development Asset expressly does not include any allogeneic applications of the GEAR Technology Platform including those targeting the CD38 receptor; and (iii) are based upon Natural Killer cells (NK cells). The CD38-GEAR-NK(Auto) Co-development Asset does not include any rights in or to the broader GEAR Technology Platform nor any product candidate that may currently or in the future be developed using the GEAR Technology Platform other than products that target the CD38 receptor based on autologous NK cells. For clarity, the CD38-GEAR-NK(Auto) Co-development Asset(s) does not have or include any right or license to use VY-UC (an allogeneic technology) being developed by Vycellix, Inc., an affiliate of VyGen-Bio.

(b)	CD38-SNP-DIAG. Coeptis is hereby granted the Co-Development Right (as hereinafter defined in Paragraph 2 below) in the "CD38-SNP-DIAG Co-development Asset". The CD38-SNP-DIAG Co-development Asset is based on the SNP-DIAG Technology Platform that is exclusively owned by VyGen-Bio (the "SNP-DIAG Technology Platform"). The CD38-SNP-DIAG Co-development Asset is being developed using the SNP-DIAG Technology Platform as an in vitro diagnostic tool targeting the CD38 receptor. The CD38-SNP-DIAG Co-development Asset is limited to use of the SNP-DIAG Technology Platform targeting the CD38 receptor and expressly does not include any use of the SNP-DIAG Technology Platform targeting for any receptor other that the CD38 receptor.

(c)	Expansion or Extension of Co-Development Assets. Any addition to, expansion or extension of the Co-development assets granted to Coeptis hereby as set forth in subparagraphs (a) and (b) above shall only be granted by written amendment to this Agreement executed by both Parties.

2

2.               Rights In The Co-development Assets. Irrespective of whether or not Coeptis is actively involved (beyond Steering Committee responsibilities) in co-developing any Co-development Assets, Coeptis has acquired, and VyGen-Bio and Vycellix, Inc. each hereby confirm, that Coeptis owns the following irrevocable and perpetual interests in the Co-development Assets:

a)	50% (subject to automatic downward adjustment to 25% in the event of default under the CD38-GEAR-NK(Auto) Promissory Note) of all net revenue derived from the CD38-GEAR-NK(Auto) Co-development Asset and 50% of all Net Revenue (defined below) derived from the CD38-SNP-DIAG Co-development Asset, such interest to be an ongoing interest that will survive any termination of this Agreement (the "Net Revenue Interest"). The Net Revenue Interest shall be in the Co-development Assets and any improvement or modification in or to the Co-development Asset.

b)	Net Revenue means: (i) all gross royalties, and/or gross revenue actually collected from the sale of products or services based upon the Co-development Assets, less any discounts and/or rebates and less all related costs (which costs include but are not limited to costs of administration, sales, promotion, and manufacturing by VyGen-Bio and/or by Coeptis provided that such Coeptis costs or expenses are approved in advance by the and (ii) all gross proceeds from the license, sale, milestone, royalty and/or merger/acquisition of products or services actually collected based upon the Co-development Assets (the "Sale of an Interest in the Product") less any third party transaction expenses incurred by VyGen-Bio and/or by Coeptis provided that such Coeptis costs or expenses are approved in advance by the Steering Committee in connection with any such license, sale or merger transaction. Net Revenue also includes any financing transaction (including debt or equity transactions) proceeds to the extent that such financing transaction results in a direct diminishment of Coeptis' interest in or the value to Coeptis of any Co-development Asset (for clarity, Net Revenue does not include a sale of equity or debt in VyGen-Bio or a sale of an interest in any Co-development Asset that does not directly diminish Coeptis’ interest in or the value to Coeptis of any of the Co-development Asset) to the extent that the proceeds thereof are not retained by VyGen-Bio in furtherance of the development efforts related to the Co-development Assets.

c)	In the event that any Sale of an Interest in the Product transaction includes an interest in any asset, product or service other than the Co-development Assets (including without limitation any asset, product or service based on or derived from the GEAR Technology Platform other than the CD38-GEAR-NK(Auto) Co-development Asset and/or the CD38-SNP-DIAG Co-development Asset), the Steering Committee and VyGen-Bio shall agree in good faith, applying fair commercial judgment, on the portion of the proceeds of such transaction that are to be allocated to the Co-development Assets and to the other assets included in the transaction.

d)	For the sake of clarity, Coeptis' ownership in the Co-development Assets is expressed through (i) the Net Revenue Interests sharing granted to Coeptis in subparagraph (a) above and (ii) the ongoing participation in the Steering Committee. VyGen-Bio retains all other ownership in and rights to the Co-development Assets and the GEAR Technology Platform.

3.               Steering Committee. The Product Development and Commercialization Steering Committee (the "Steering Committee") is hereby created to provide oversight with regard to the Co-development Assets.

a)	Membership in the Steering Committee. The Steering Committee shall have such number of members as is established from time to time by VyGen-Bio. VyGen-Bio and Coeptis shall each have the right to appoint 50% of the members to the Steering Committee.

b)	Headquarters for the Steering Committee. The headquarters for the Steering Committee will be located at or adjacent to the Karolinksa Institute, Stockholm, Sweden.

3

c)	Responsibilities. The Steering Committee shall oversee the development and commercialization of the Co-development Assets as follows: (i) monitor and coordinate the pre-clinical development, clinical development and commercialization of the Co-development Assets; (ii) establish formal plans and budgets for development and commercialization activities related to the Co-development Assets; (iii) establish responsibilities for cost and expense coverage and reimbursements in connections therewith; (iv) negotiate, approve and establish any and all relationships and contracts related to the Co-development Assets, including but not limited to relationships and contracts relating to commercialization of the Co-development Assets, and (v) perform such other functions and duties as may be assigned by the Parties to the Steering Committee.

d)	Meetings. Meetings of the Steering Committee shall be conducted as follows: (i) unless otherwise agreed to by the Parties, the Steering Committee shall meet either in person or by telephonic conference call quarterly until expiration of the Term; (ii) each Party may call meetings with notice provided a reasonable time in advance of such meeting; (iii) each Party shall make proposals for agenda items and shall provide all appropriate information with respect to such proposed items a reasonable time in advance of the applicable meeting; (iv) at conclusion of each meeting, the Parties will decide which Party shall prepare and circulate for review and approval of the Parties Minutes of each meeting; (v) the Steering Committee shall have the right to adopt such standing rules as shall be necessary for its work, to the extent that such rules are not inconsistent with this Agreement; (vi) a quorum of the Steering Committee shall exist whenever there is present at a meeting at least one (1) representative appointed by each Party. Representatives of the Parties on a Joint Committee may attend a meeting either in person or by telephone, videoconference or similar means. Representation by proxy shall not be allowed; (vii) the Steering Committee shall take action by majority of the representatives present at a meeting at which a quorum exists ("Consensus Action"); (viii) Employees or consultants of a Party that are not Members may attend meetings of the Steering Committee with advance written notice to the other Party; (ix) if the Steering Committee cannot, or does not, reach Consensus Action on an issue arising within the scope of its responsibilities, then the deadlock shall be resolved by the Chairman of VyGen-Bio whom shall cast the deciding vote. In the event that a meeting is attended in person at the written request of the Steering Committee, each attendee will be reimbursed by VyGen-Bio for its reasonable expenses incurred to attend such meeting, including travel, lodging and other related expenses.

e)	Limitations on Authority. Each Party shall retain the rights, powers, and discretion retained by it or granted to it under this Agreement and no such rights, powers, or discretion shall be delegated to or vested in the Steering Committee unless such delegation or vesting of rights is expressly provided for in this Agreement or the Parties expressly so agree in writing. The Steering Committee shall not have the power to amend, modify, or waive compliance with this Agreement, which may only be amended or modified as provided in this Agreement.

f)	Limitation of Funding Responsibility. With the exception of Coeptis' obligations under the outstanding CD38-GEAR-NK(Auto) Promissory Note and the CD38-SNP-DIAG Promissory Note, and subject to Section 3 c (iii), neither Party shall have any obligation or responsibility to provide funding to support development or commercialization of the Co-Development Assets. The Parties shall seek to mutually agree as to any future funding contributions and related funding terms of funding regarding ongoing development and commercialization of the Co-development Assets.

4.                Development. Regulatory and Commercialization.

(a)	Development. As between the Parties and subject to oversight by the Steering Committee (including provision for needed funding), VyGen-Bio shall have primary responsibility for overseeing the development of the Co-development Assets under plans and budgets established from time to time by the Steering Committee. As determined by the Steering Committee, development activities may be conducted by scientists at Karolinska Institute, including but not limited to affiliates of VyGen-Bio and may be conducted under unspecified grants or sponsored research agreements. In the event that the Steering Committee elects to conduct any development efforts through third parties that are not covered in (b) below, and provided that Coeptis demonstrates to the reasonable satisfaction of the Steering Committee that it has experience, competence and capability regarding such development effort Coeptis shall have the right of first opportunity to undertake such development efforts in furtherance of the Co-development Assets, in each case on such terms as are agreed to at the time by the Steering Committee; provided that if the Steering Committee is not able to agree with Coeptis on the terms under which Coeptis will undertake such development efforts, the Steering Committee shall then be permitted to engage such other third party in financial and other terms deemed by the Steering Committee to be no more favorable to the third party than those offered by Coeptis.

(b)	Regulatory. As between the Parties and subject to oversight by the Steering Committee (including provision for needed funding), Coeptis shall have primary responsibility for overseeing regulatory matters related to the Co-development Assets.

(c)	Commercialization. Subject to oversight by the Steering Committee, the Parties shall have joint primary responsibility for overseeing commercialization opportunities for the Co-development Assets.

4

5.	Intellectual Property. Coeptis agrees that it will strictly adhere to the following:

(a)	Disclosure of Inventions. Coeptis shall promptly disclose in confidence to VyGen-Bio all inventions, improvements, designs, original works of authorship, formulas, processes, compositions of matter, computer software programs, databases, mask works and trade secrets made or discovered by Coeptis or its affiliates, employees, officers or directors that: (i) are related to the Co-development Assets, the GEAR Technology Platform or any other Proprietary Assets of VyGen-Bio; (ii) are made or discovered as a direct result of the performance of activities under this Agreement; and/or (iii) are made or discovered based on the recommendation or suggestion of VyGen-Bio related to the Co-development Assets, the GEAR Technology Platform or any other Proprietary Assets of VyGen-Bio (the "Inventions"). VyGen-Bio's Proprietary Assets are defined as all discoveries, product candidates, molecules, processes, potential therapies, and/or technologies that VyGen-Bio or its affiliates treat as proprietary and/or trade secret.

(b)	Work for Hire: Assignment of Inventions. Coeptis acknowledges and agrees that any copyrightable works prepared within the scope of involvement under this Agreement are "works for hire" under the Copyright Act and that VyGen-Bio will be considered the author and owner of such copyrightable works. Coeptis agrees that all Inventions that (i) are developed using equipment, supplies facilities or trade secrets of VyGen-Bio, (ii) result from work performed hereunder, or (iii) relate to the Co-development Assets, the GEAR Technology Platform or relate to any of the VyGen-Bio's Proprietary Assets will be the sole and exclusive property of, and are hereby irrevocably assigned by Coeptis to VyGen-Bio, including all worldwide patents, patent applications, copyrights, mask works, trade secrets and other intellectual property rights ("Intellectual Property Rights") in any Invention.

(c)	Waiver of Moral Rights. Coeptis also hereby forever waives and agrees never to assert any and all Moral Rights it may have in or with respect to any Invention. "Moral Rights" mean any rights to claim authorship of an Invention, to object to or prevent the modification of any Invention, or to withdraw from circulation or control the publication or distribution of any Invention, and any similar right, existing under judicial or statutory law of any country in the world, or under any treaty, regardless of whether or not such right is denominated or generally referred to as a "moral right".

(d)	Assistance. Coeptis agrees to, at VyGen-Bio's cost, use reasonable efforts to assist VyGen-Bio in obtaining and enforcing its Intellectual Property Rights and other legal protections for the Inventions in any and all countries. Coeptis will execute any documents that VyGen-Bio may reasonably request for use in obtaining or enforcing such Intellectual Property Rights and other legal protections. Coeptis' obligations under this paragraph will continue beyond the termination of this Agreement or the relationship created hereunder. In the event that VyGen-Bio is unable, after reasonable effort, to secure Coeptis' signature on any application, assignment, or other document or instrument relating to obtaining Intellectual Property Rights or other legal protections in and to the Inventions, Coeptis hereby irrevocably designates and appoints VyGen-Bio and its duly authorized officers and agents as Coeptis' agent and attorney-in-fact, to act for and in Coeptis's behalf and stead to execute and file any application(s) and to do all other lawfully permitted acts to further the prosecution and issuance of any Intellectual Property Rights registrations with the same legal force and effect as if executed by Coeptis.

6.	Proprietary Information. The Parties each understand that its participation in this Agreement creates a relationship of confidence and trust with respect to any information of a confidential or secret nature that may be disclosed to it by the other party or in connection with the this Agreement or to the business of any affiliate of the Party, including in the instance of VyGen-Bio, Vycellix, Inc., or any other party with whom the Party or its affiliates agrees to hold information of such party in confidence (the "Proprietary Information"). Such Proprietary Information includes, but is not limited to, Inventions, marketing plans, product plans, business strategies, financial information, forecasts, personnel information, customer lists and domain names, which is not generally available to the public.

5

7.	Confidentiality. At all times, both during this Agreement and after its termination, the Parties will keep and hold all Proprietary Information in strict confidence and trust and not use or disclose any Proprietary Information without the prior written consent of the other Party, provided, however, that the restrictions upon use of Proprietary Information shall be limited to the period of this Agreement and five (5) years thereafter. Notwithstanding the forgoing, each Party may disclose Proprietary Information of the other Party to the extent that such disclosure is: (a) made by or on behalf of the receiving Party to the Regulatory Authorities as required in connection with any filing, including with the SEC, application or request for Regulatory Approval; provided, however, that reasonable measures shall be taken to assure confidential treatment of such information to the extent practicable and consistent with Applicable Law; (b) made by or on behalf of the receiving Party in response to a valid order of a court of competent jurisdiction or other supra-national, federal, national, regional, state, provincial and local governmental or regulatory body of competent jurisdiction or, if in the opinion of the receiving Party’s legal counsel such disclosure is otherwise required by Applicable Law (including, for clarity, any disclosure required by Applicable Law on clinicaltrials.gov or disclosure required by reason of filing with securities regulators); provided, however, that the receiving Party shall first have given notice to the disclosing Party and given the disclosing Party (i) a reasonable opportunity to quash any such order or to obtain a protective order or confidential treatment requiring that the Proprietary Information and documents that are the subject of any such order be held in confidence by such court or agency or, if disclosed, be used only for the purposes for which the order was issued and (ii) a right to review and comment upon such disclosure, which comments shall be considered in good faith by the receiving Party; and provided further that the Proprietary Information disclosed in response to any such court or governmental order shall be limited to that information which is legally required to be disclosed in response to such court or governmental order; (c) made by or on behalf of the receiving Party to a patent authority as may be reasonably necessary or useful for purposes of obtaining or enforcing a Patent; provided, however, that reasonable measures shall be taken to assure confidential treatment of such information, to the extent such protection is available; or (d) made by the receiving Party or its Affiliates, sublicenses or subcontractors to its or their agents, attorneys, auditors, advisors, consultants, contractors, existing or prospective collaboration partners, licensees, sublicenses, investors, insurers or acquirers in connection with the performance of its obligations or exercise of its rights as contemplated by this Agreement; provided, however, that such persons shall be subject to obligations of confidentiality and non-use with respect to such Proprietary Information substantially similar to the obligations of confidentiality and non-use of the receiving Party hereunder.

8.	Covenants. The Parties mutually covenant and agree that: (a) the Co-development Assets and the broader GEAR Technology Platform are in the early stage of development, are without complete proof of principle and are subject to all of the risks associated with early-stage development; (b) efforts to secure patent protection are in the early stage, neither freedom to operate, patentability searches, nor patent filings required to protect the Co-development Assets or the broader GEAR Technology Platform have been made and the Parties are subject to all of the risks associated therewith; (c) funding required to pursue and complete development and commercialization of the Co-development Assets is not in place and neither Party is legally obligated to provide such financing if and when required and the Parties are subject to all of the risks associated with financing and (d) part or all of the development, regulatory and/or commercialization activities may be conducted at or from Karolinksa Institute, Stockholm, Sweden, and potentially through unrestricted grants to NextGenNK (based at Karolinska Institute) and/or labs at Karolinksa Institute managed by affiliates of VyGen-Bio.

9.	No Breach of Prior Agreement. The Parties represent to each other that its performance of all the terms of this Agreement will not breach any invention assignment, proprietary information, confidentiality or similar agreement with any party with which it has a former or current contractual obligation. Coeptis represents that it will not bring with it to VyGen-Bio or use in the performance under this Agreement any documents or materials or intangibles of a former employer or third party that are not generally available to the public or have not been legally transferred to VyGen-Bio.

6

10.	Use of Name. Except as expressly provided herein, neither Party shall mention or otherwise use the name, logo, or trademark of the other Party or any of its Affiliates (or any abbreviation or adaptation thereof) or reference the status of the Co-development Assets or any activities under this Agreement in any publication, press release, marketing and promotional material, or other form of publicity without the prior written approval of such other Party in each instance. The restrictions imposed hereby shall not prohibit either Party from making any disclosure identifying the other Party or the Co-development Assets that is required by Applicable Law.

11.	Publications. Any publication, including but not limited to publication in a scientific journal, arising out of work performed under this Agreement shall be submitted to the other Party for review and approval before submission and shall follow normal and customary policies and procedures, including for authorships.

12.	Injunctive Relief. The Parties understand that in the event of a breach or threatened breach of this Agreement, the other party may suffer irreparable harm and will therefore be entitled to injunctive relief to enforce this Agreement.

13.	Termination.

(a)	Term. This Agreement shall continue in effect until such time as Coeptis no longer as any rights of ownership in any of the Co-development Assets.

(b)	Termination. In the event of any of the following (the "Events of Termination") any Party may terminate those portions of this Agreement that are subject to termination in accordance with Section 13(c) by providing by thirty (30) days written Notice of Termination of any such portions to the other Party ("Termination"):

(i)	Mutual written agreement of the Parties to terminate the Agreement;

(ii)	Material breach of the Agreement which is not materially cured within 30 days of notice specifying the event breach;

(iii)	Failure of either of the Parties to attempt to develop or commercialize any of the Co-development Assets for 180 consecutive days;

(iv)	In the event that either Party (a) makes an assignment for the benefit of creditors, (b) appoints or suffers appointment of a receiver or trustee over substantially all of its property that is not discharged within sixty days after such filing, (c) proposes a written agreement of composition with its creditors, (d) proposes or is a party to any dissolution or liquidation, (e) files a petition under any bankruptcy or insolvency act or has any such petition filed against that is not discharged within sixty days of the filing thereof (excluding a reorganization proceeding under Chapter 11 of the U.S. Bankruptcy Code if the debtor Party is continuing to perform all of its obligations under this Agreement), or (f) admits in writing its inability generally to meet its obligations as they fall due in the general course, then the other Party may terminate this Agreement in its entirety effective immediately upon written notice to such Party.

7

(c)	Effect of Termination. Upon a Notice of Termination:

(i)	The rights and obligations of Coeptis and VyGenBio with respect to the Net Revenue Interest as set forth in Paragraph 2 above shall continue in effect;

(ii)	The rights of Coeptis to participate in the Steering Committee as set forth in Section 3 shall continue in effect; and

(iii)	All other rights of Coeptis to participate in the co-development and commercialization of the Co-development Assets shall cease.

14.	Governing Law: Severability. This Agreement will be governed by and construed in accordance with the laws of the State of Florida, without giving effect to that body of laws pertaining to conflict of law. If any provision of this Agreement is determined by any court or arbitrator of competent jurisdiction to be invalid, illegal or unenforceable in any respect, such provision will be enforced to the maximum extent possible given the intent of the parties hereto. If such clause or provision cannot be so enforced, such provision shall be stricken from this Agreement and the remainder of this Agreement shall be enforced as if such invalid, illegal or unenforceable clause or provision had (to the extent not enforceable) never been contained in this Agreement. Notwithstanding the forgoing, if the value of this Agreement based upon the substantial benefit of the bargain for any party is materially impaired, which determination as made by the presiding court or arbitrator of competent jurisdiction shall be binding, then this Agreement will not be enforceable against such affected party and both parties agree to renegotiate such provision(s) in good faith.

15.	Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered will be deemed an original, and all of which together shall constitute one and the same agreement.

16.	Entire Agreement. This Agreement and the documents referred to herein or referencing this Agreement constitute the entire agreement and understanding of the parties with respect to the subject matter of this Agreement, and supersede all prior understandings and agreements, whether oral or written, between or among the parties hereto with respect to the specific subject matter hereof.

8

17.	Amendment and Waiver. This Agreement may be amended only by a written agreement executed by each of the Parties. No amendment of or waiver of, or modification of any obligation under this Agreement will be enforceable unless set forth in a writing signed by the party against which enforcement is sought.

18.	Assignment. Neither Party may assign this Agreement nor their rights or obligations hereunder without the prior written consent of the other Party, which shall not be unreasonably withheld.

IN WITNESSETH WHEREOF, the parties execute this Agreement as of the Effective Date.

VYGEN-BIO, INC.

/s/ Douglas W. Calder                      Its: President

Douglas W. Calder

COEPTIS THERAPEUTICS, INC.

/s/ David Mehalick                      Its: CEO

David Mehalick

9